Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of RPM International Inc. for the registration of common stock, preferred stock, debt securities, securities warrants, purchase contracts and units, and to the incorporation by reference therein of our report dated July 27, 2015, except for Notes B and O, as to which the date is July 28, 2016, with respect to the consolidated financial statements of RPM International Inc. as of May 31, 2015 and for each of the two years in the period ended May 31, 2015 incorporated by reference in its Annual Report (Form 10-K) for the year ended May 31, 2016 and the financial statement schedule of RPM International Inc. included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio

April 13, 2017